EXHIBIT 99.1

Sono Group N.V. Announces Fiscal Year 2023 Annual Report and Corporate Update

  Funding secured to fuel growth through June 2025.
  Ongoing delivery of projects and prototypes to both existing and new customers.
  Solar Bus Kit wins Busplaner Innovation Award highlighting its significant potential.
  Commitment to a capital-light business model: Achieved a 92% reduction in cash outflow from operating activities, from €139.6 million in 2022 to €11.2 million in 2023. Total loss for the period was over three times lower, a decrease from €183.7 million in 2022 to €53.6 million in 2023.
  Sono Motors’ successful emergence from self-administration proceedings.
  Sono's self-administration proceedings concluded following the court's confirmation of the restructuring plan.
  Expected commencement of trading Sono shares on OTCQB in July 2024.

MUNICH, June 24, 2024 (GLOBE NEWSWIRE) -- Sono Group N.V. (OTC: SEVCF) (hereafter referred to as “Sono” or the “Company”, parent company to Sono Motors GmbH or “Sono Motors”), the solar technology company, announced its financial results for the fiscal year ended 31 December 2023.

“2023 was a transformative year for Sono. Sono Motors’ successful emergence from self-administration proceedings, together with the crucial investment secured by Sono, have positioned us for growth. We believe that we now have the team, expertise, technology, capital, and customer interest to execute our business plan and realize the potential of our flagship product,” said George O’Leary, Managing Director, CEO and CFO of Sono Group N.V.

2023 and Recent Business Updates

  Strategic Pivot to B2B Solar Solutions: Sono Motors pivoted its business model to concentrate exclusively on B2B solar solutions. Our flagship product, the Solar Bus Kit, embodies our commitment to sustainable innovation.
  Secured Investment and Financial Stability: In November 2023, Sono secured an investment deal with YA II PN Ltd. ("Yorkville"), providing essential funding to support our operations through June 2025. This financial backing has been pivotal in stabilizing our business and supporting our strategic initiatives to grow the business. The Company has access to approximately €11 million in total funding (€2 million in cash balance and up to €9 million in additional funding, of which €4 million were received in February 2024), sufficient to support operations through June 2025.
  Operational Highlights and Market Recognition: Throughout 2023, we continued to deliver projects and prototypes to both existing and new customers. Notably, our Solar Bus Kit, customized for a partner’s e-bus, was honored with the Busplaner Innovation Award, underscoring its potential and market acceptance. We believe that this recognition helps validate our technology and enhances our market credibility and customer confidence.
  Management and Governance Enhancements: We have strengthened our leadership team with strategic changes in our management and supervisory board, positioning Sono for continued growth and operational excellence. George O'Leary was appointed as the sole Managing Director, CEO, and CFO of Sono Group N.V. David Dodge and Christopher Schreiber joined the Supervisory Board. In early 2024, solar mobility pioneers Jan Schiermeister and Denis Azhar were appointed as new Managing Directors of Sono Motors. We expect their extensive experience in the bus, truck, and automotive industries to help bolster the development and delivery of our core products.
  Shareholder Value and Transparency: Looking ahead, we are excited about the expected commencement of trading Sono shares on OTCQB in July 2024.

Financial Highlights

  Reduced Cash Outflow from Operating Activities: In 2023, we transitioned to a capital-light business model. This approach has dramatically reduced our cash outflow from operating activities by 92%, from €139.6 million in 2022 to €11.2 million in 2023
  Decreased Total Loss: Our total loss for the period decreased more than threefold, from €183.7 million in 2022 to €53.6 million in 2023. This substantial reduction reflects our successful efforts in cost management. The vast majority of this loss represents non-cash loss due to deconsolidation related to self-administration proceedings, most of which is expected to be recaptured in 2024 as a result of our emergence from insolvency and reconsolidation of the group.
  Investment Inflow and Financial Stability: The successful investment deal with Yorkville has significantly bolstered our financial stability. Proceeds from Yorkville’s investment are expected to support our business operations through June 2025.

ABOUT SONO GROUP N.V.

SONO GROUP N.V. is the public holding company of Sono Motors, currently quoted on the OTC market under the symbol SEVCF. Following the Company's filing of its Annual Report on Form 20-F for 2023, Sono Group N.V. expects to have its ordinary shares admitted to trading on the OTCQB in July 2024.

CONTACT

Press:
press@sonomotors.com | www.sonomotors.com/press

Investors:
ir@sonomotors.com | ir.sonomotors.com

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the Company and Sono Motors. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and could cause the companies’ actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our ability to access the unfunded portion of the investment from Yorkville, including our ability to successfully comply with the agreements related thereto and the absence of any termination event or any event of default; our ability to maintain relationships with creditors, suppliers, service providers, customers, employees and other third parties in light of the performance and credit risks associated with our constrained liquidity position and capital structure; the Company’s status as a foreign private issuer under the Securities Exchange Act of 1934; the Company’s ability to have its shares admitted to trading on OTCQB and to comply with OTCQB continuing standards, as well as its ability to have its shares admitted to trading on a stock exchange in the future; our ability to achieve our stated goals; our strategies, plan, objectives and goals, including, among others, the successful implementation and management of the pivot of the companies’ business to exclusively retrofitting and integrating their solar technology onto third party vehicles and the successful development, launch of sales and delivery of the Solar Bus Kit; our ability to raise the additional funding required beyond the investment from Yorkville to further develop and commercialize their solar technology and business as well as to continue as a going concern. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on June 21, 2024, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the actions of courts, regulatory authorities and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the companies assume no obligation to update any such forward-looking statements.

FINANCIAL RESULTS
(amounts in thousands, except share and per share data)

INCOME STATEMENT

€k	FY 2023	FY 2022	FY 2021
Revenue	42	229	16
Cost of sales	(70)	(392)	(58)
Gross income(loss)	(28)	(163)	(42)
Cost of research and development	(15,784)	(158,479)	(40,609)
Selling and distribution costs	(1,110)	(3,558)	(3,220)
General and administrative expenses	(13,204)	(20,023)	(15,094)
Other operating income/expenses	(61,835)	842	(183)
Deconsolidation gain	40,122	-	-
Impairment loss on financial assets	1	5	(6)
Operating income(loss)	(51,838)	(181,376)	(59,154)
Interest and similar income	8,427	999	-
Interest and similar expense	(10,149)	(3,321)	(4,781)
INCOME (LOSS) BEFORE TAX	(53,560)	(183,698)	(63,935)

Tax on income and earnings	-	-	-
Income (loss) after tax	(53,560)	(183,698)	(63,953)
Income (loss) for the period	(53,560)	(183,698)	(63,953)
Other comprehensive income (loss)	-	-	16
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(53,560)	(183,698)	(63,937)

Earnings per shares for income(loss) attributable to the ordinary equity holders of the company:
BASIC/DILUTED EARNINGS (LOSS) PER SHARE IN EUR	(0.50)	(2.21)	(1.07)

BALANCE SHEET

€k	FY 2023	FY 2022
ASSETS
Intangible assets	-	3
Property, plant, and equipment	-	667
Right-of-use assets	-	790
Other financial assets	1,037	158
Other non-financial assets	-	73
Noncurrent assets	1,037	1,691
Work in progress	-	73
Other financial assets	156	1,134
Other non-financial assets	266	24,215
Cash and cash equivalents	7,412	30,357
Current assets	7,834	55,779
TOTAL ASSETS	8,871	57,470

EQUITY AND LIABILITIES
Subscribed capital	10,840	9,957
Capital reserve	287,926	277,308
Accumulated deficit	(384,338)	(330,778)
Equity	(85,572)	(43,513)
Advance payments received from customers	-	49,288
Financial liabilities	987	4,649
Other non-financial liabilities	-	469
Noncurrent liabilities	987	54,406
Advance payments received from customers	-	354
Financial liabilities	38,102	30,225
Trade and other payables	1,491	11,699
Other liabilities	3	1,823
Provisions	53,860	2,476
Current liabilities	93,456	46,577
TOTAL EQUITY AND LIABILITIES	8,871	57,470

CASH FLOW STATEMENT

€k	FY 2023	FY 2022	FY 2021
Income (loss) after tax	(53,560)	(183,698)	(63,953)
Depreciation of property, plant, and equipment	29	284	125
Impairment of property, plant, and equipment	3,842	39,264	1,965
Depreciation of right-of-use assets	78	462	415
Impairment of right-of-use assets	-	1,748	-
Amortization of intangible assets	-	68	34
Impairment of intangible assets	-	170	-
Expenses for share based payment transaction	(572)	1,447	1,981
Deconsolidation gain	(40,122)	-	-
Other non-cash (income)/expenses	6,280	(665)	112
Interest and similar income	(8,427)	(999)	-
Interest and similar expense	10,149	3,321	4,781
Movements in provisions	51,814	274	2,091
Decrease/(Increase) in other assets	4,805	(6,773)	(3,760)
Increase in trade and other payables	16,916	2,521	5,218
(Decrease)/Increase in advances received from customers	(2,349)	3,240	4,286
Interest paid	(49)	(251)	(436)
NET CASH USED IN OPERATING ACTIVITIES	(11,166)	(139,587)	(47,141)

Deconsolidation of Subsidiary cash balance	(7,481)	-	-
Purchase of intangible assets	-	(35)	(223)
Purchase of property, plant, and equipment	(3,842)	(47,203)	(1,429)
NET CASH USED IN INVESTING ACTIVITIES	(11,323)	(47,238)	(1,652)

Transaction costs on issue of shares to institutional investors	-	-	(17)
Proceeds from issue of shares to institutional investors	-	-	1,500
Transaction cost on issue of shares in IPO	-	-	(2,690)
Proceeds from issues of shares in IPO	-	-	142,334
Transaction costs on issue of shares from public offering	-	(842)	-
Proceeds from issue of shares on public offering	-	39,346	-
Transaction costs on issue of shares from committed equity facility	-	(771)	-
Proceeds from issue of shares on committed equity facility	-	17,254	-
Proceeds from issue of shares on stock option scheme	6	25	-
Proceeds from convertible debentures	-	28,453	-
Transaction costs for convertible debentures	-	(28)	-
Repayment of borrowings	-	-	(2,187)
Payment of principal portion of lease liabilities	(256)	(429)	(378)
NET CASH (USED IN)/FROM FINANCING ACTIVITIES	(250)	83,008	138,562
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(22,739)	(103,817)	89,769
Effect of currency translation on cash and cash equivalent	(206)	1,235	(94)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	30,357	132,939	43,264
CASH AND CASH EQUIVALENTS AT END OF YEAR	7,412	30,357	132,939